UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AÑO DE LA LUCHA CONTRA LA CORRUPCIÓN E IMPUNIDAD

ANNEX

Monthly Position of Financial Derivatives

Company:	CEMENTOS PACASMAYO S.A.A.
Information as of:	August 31, 2019

Details of Financial Derivative Instruments:

			Asset or		Fair Value (b)
Derivative Instrument (1)	Purpose (2)	Amount (3)	Liabilities Variable (4)	Currency (5)	Current Month	Previous Month
Cross Currency Swaps	Coverage	USD 132 MM total	Liability: Corporate bond	PEN	14,922,168	-4,523,943
Cross Currency Swaps	Negotiation	USD 18 MM total	Exchange rate	PEN	2,084,832	-632,057

Accumulative Gain/Loss and Fair Value (a)

	Currency (5)	PEN
Total amount of profit (+)/loss(-) during the year due to Derivative Financial Instruments (6):	-5,626,000

Additional Information:

(a)	The total cumulative profit/loss as of August 31, 2019 for Derivative Financial Instruments is determined according to instructions from the Superintendency of Securities and includes the following transactions recorded in other comprehensive income and profit and loss during 2019: variation in fair value of derivative financial instruments, exchange difference, deferred income and accrued commissions.

(b)	The amounts relating to the fair value of the Cross Currency Swaps are estimated internally in accordance with the International Financial Reporting Standards and using valuation techniques based on market data and are preliminary and subject to change.

Notas:

(1)	Forward, Future, Options, Swap, among others.

(2)	According to International Financial Reporting Standards (IFRS) are eligible for coverage or Negotiation.

(3)	Notional amount or Nominal Value in Contract.

(4)	If hedging derivatives cases represents the asset or liability that has being hedging and in the case of trading derivatives is the reference variable.

(5)	Presentation currency of individual interim financial information.

(6)	It represents total income and / or expenses of all derivative financial instruments, including: (i) income & expenses for derivative instruments accumulated in the year that are recorded in the statement of profit and loss; and (ii) the total variation accumulated at the end of period of the derivative instruments that are recorded in other comprehensive income.

A v . S a n t a C r u z 3 1 5 M i r a f l o r e s C e n t r a l : 6 1 0 - 6 3 0 0 www.smv.gob.pe

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ CARLOS JOSE MOLINELLI MATEO
Name: Carlos Jose Molinelli Mateo
Title: Stock Market Representative
Date: September 12, 2019

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